UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE
STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
 _____________________________________

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______

Commission file number 001-34910
 _____________________________________
HUNTINGTON INGALLS INDUSTRIES
FINANCIAL SECURITY AND SAVINGS
PROGRAM
(Full title of the plan)
 _____________________________________

HUNTINGTON INGALLS INDUSTRIES, INC.
4101 Washington Avenue, Newport News, Virginia 23607
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

HUNTINGTON INGALLS INDUSTRIES FINANCIAL SECURITY AND SAVINGS PROGRAM
TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2013	3

Notes to Financial Statements as of December 31, 2013 and 2012 and for the Year Ended December 31, 2013	4 - 15

SUPPLEMENTAL SCHEDULE -

Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2013	16

SIGNATURE	17

EXHIBIT INDEX	18

NOTE: Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the HII Administrative Committee and Participants of the
Huntington Ingalls Industries Financial Security and Savings Program
Newport News, Virginia

We have audited the accompanying statements of net assets available for benefits of the Huntington Ingalls Industries Financial Security and Savings Program (the "Plan") as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Richmond, Virginia
June 6, 2014

HUNTINGTON INGALLS INDUSTRIES FINANCIAL SECURITY AND SAVINGS PROGRAM

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2013 and 2012
($ in thousands)

	2013			2012
	Retirement Account (1)	Savings Account (2)	Total	Retirement Account (1)	Savings Account (2)	Total
ASSETS:
Investment in the Huntington Ingalls Industries, Inc. Defined Contribution Plans Master Trust — at fair value	$209,614	$180,941	$390,555	$185,876	$172,748	$358,624
Short-term investment fund	418	—	418	1,262	—	1,262

Total investments	210,032	180,941	390,973	187,138	172,748	359,886

Notes receivable from participants	—	21,472	21,472	—	21,863	21,863

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	210,032	202,413	412,445	187,138	194,611	381,749

Adjustment from fair value to contract value for fully benefit-responsive stable value fund	—	(1,828)	(1,828)	—	(4,295)	(4,295)

NET ASSETS AVAILABLE FOR BENEFITS	$210,032	$200,585	$410,617	$187,138	$190,316	$377,454

(1) Non-participant directed
(2) Participant directed

The accompanying notes are an integral part of these statements.

HUNTINGTON INGALLS INDUSTRIES FINANCIAL SECURITY AND SAVINGS PROGRAM

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2013
($ in thousands)

	Retirement Account (1)	Savings Account (2)	Total
ADDITIONS:
Investment income:
Plan interest in the Huntington Ingalls Industries, Inc. Defined Contribution Plans Master Trust	$31,819	$20,232	$52,051

Interest income on notes receivable from participants	—	917	917

Contributions:
Employee deposits	7,243	7,326	14,569
Employer contributions	—	2,502	2,502

Total contributions	7,243	9,828	17,071

Total additions	39,062	30,977	70,039

DEDUCTIONS:
Benefits paid to participants	12,712	20,708	33,420
Transfers to other Huntington Ingalls Industries, Inc. pension plans	3,456	—	3,456

Total deductions	16,168	20,708	36,876

INCREASE IN NET ASSETS	22,894	10,269	33,163

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	187,138	190,316	377,454

End of year	$210,032	$200,585	$410,617

(1) Non-participant directed
(2) Participant directed

The accompanying notes are an integral part of these statements.

HUNTINGTON INGALLS INDUSTRIES FINANCIAL SECURITY AND SAVINGS PROGRAM
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2013 AND 2012 AND FOR THE YEAR ENDED DECEMBER 31, 2013

1.	DESCRIPTION OF THE PLAN
The following description of the Huntington Ingalls Industries Financial Security and Savings Program (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General — The Plan is a savings and employee stock ownership plan sponsored by Huntington Ingalls Industries, Inc. (the “Company” or “HII”) established on March 31, 2011.
This Plan provides benefits for certain employees who are at least 18 years old, are citizens or residents of the United States of America and are employed by one of the Company’s affiliates listed in the Plan document. The HII Administrative Committee controls and manages the operation and administration of the Plan. State Street Bank and Trust Company (“State Street” or the “Trustee”) serves as the Trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
The Plan maintains all retirement account assets (“FSSP Retirement Account”) and all savings account assets (“FSSP Savings Account”) in the Huntington Ingalls Industries, Inc. Defined Contribution Plans Master Trust (the “DC Master Trust”).
Employee Deposits and Company Contributions — A participant may deposit from 1% to 4% of annual compensation into the FSSP Retirement Account. A participant’s FSSP Retirement Account deposits provide the basis for determining the extent to which the participant is entitled to receive pension benefits under other Company pension plans. A participant who deposits 4% of annual compensation into the FSSP Retirement Account could elect to deposit an additional 1% to 75% into the FSSP Savings Account. The Company matches 50% of the first 4% of a participant’s deposits to the FSSP Savings Account, subject to certain collective bargaining agreements, with such contributions remitted to the participant’s FSSP Savings Account. The aggregate amount of deposits and contributions to the Plan may not exceed the limitations prescribed by the Internal Revenue Code of 1986 (the “Code”).
Investment of FSSP Retirement Account deposits is directed solely by the HII Investment Committee (the “Investment Committee”). FSSP Savings Account deposits are invested, as designated by the participant, in one or more of the investment funds available under the Plan. Each year the Plan re-allocates current year deposits to ensure that each participant receives his/her eligible maximum pension and Company matching contributions, subject to tax deferral and compensation limits imposed by the Code. Match maximization is performed after the end of the calendar year or upon termination of employment, whichever occurs first. To the extent that deposits are re-allocated from a participant’s FSSP Savings Account to the FSSP Retirement Account, the amount of Company matching contributions on any such re-allocated amounts may be forfeited if the re-allocation reduces a participant’s deposits below the maximum level eligible for Company matching contributions.
Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, any employer contributions, and an allocation of the Plan’s earnings, and charged with the participant's withdrawals, an allocation of the

Plan’s losses, and an allocation of administrative expenses borne by the Plan. Allocations are based on the participant’s account balance, as defined in the Plan document. The benefit to which a participant is entitled is that which can be provided from the participant’s vested account.
Vesting — Plan participants are immediately vested in their own contributions (including any investment earnings thereon). Participants vest at 50% in all Company matching contributions plus earnings thereon after two full years of service and 100% after three full years of service. Full vesting also occurs if a participant (while in the employment of the Company) dies, becomes totally disabled or terminates employment on or after reaching age 65.
Nonvested amounts of a participant’s Company matching contributions plus investment earnings thereon are forfeited upon termination of employment if the participant takes a distribution of his or her vested account balance. Otherwise, forfeiture does not occur until the participant has incurred a five-year break in service. Forfeitures for a terminated participant may be restored depending on the time elapsed from the termination date and the date that the participant becomes re-employed by the Company.
Forfeited Accounts — Forfeitures of nonvested Company contributions plus earnings thereon may be used to reduce subsequent Company contributions. At December 31, 2013 and 2012, forfeited nonvested accounts were approximately $7,000 and $0, respectively. During 2013, no forfeited nonvested accounts were used.
Investment Options — Participant deposits to the FSSP Retirement Account are invested in the Balanced Fund in the DC Master Trust. Once the participant has deposited the maximum 4% of tax-deferred compensation into the FSSP Retirement Account, the participant may direct his or her employee deposits and Company matching contributions in the FSSP Savings Account, in 1% increments, to be invested in any of the 18 investment options described in the Plan document. The investment funds are managed by independent professional investment managers appointed by the Investment Committee. Except for the Stable Value Fund as disclosed in Note 5, there are no redemption restrictions nor unfunded commitments.
Participants may change their investment direction in the FSSP Savings Accounts weekly. Existing account balances can be transferred daily, subject to certain restrictions.
Contributions deposited into each investment fund buy units of that fund based on unit values that are updated daily prior to any Plan transactions, including contributions, withdrawals, distributions, and transfers. The value of each participant’s account within each fund depends on two factors: (1) the number of units purchased to date and (2) the current value of each unit.
Notes Receivable from Participants — Participants may borrow from their vested FSSP Savings Account balance a minimum of $1,000, up to a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance over the past 12 months, or 50% of their account balance (not including certain Company contributions). A participant may not have more than two outstanding loans at any given time (except for those merged from other plans). Loans are secured by the assignment of the participant’s vested interest in the Plan. The interest rate is fixed on the last business day of each month at the prime rate as determined by the Plan’s Trustee plus 1%. Repayments are made from payroll deductions (for active employees) or other form of payment (for former employees or employees on leave of absence). The maximum loan period for a regular loan is five years. Participants may obtain 15 year loans if used to acquire a dwelling that is the principal residence of the participant. Loans transferred in as a result of a plan merger may, however, have maximum loan periods greater than 15 years. Loans may be repaid early in full; partial early repayments are not permitted. As of December 31, 2013, participant loans have maturities through 2027 at interest rates ranging from 4.09% to 9.25%.

Payment of Benefits — On termination of employment with the Company (including termination due to death, disability, or retirement), a participant may receive a lump sum payment of FSSP Retirement and/or Savings Account balances (net of any outstanding loan balances). A participant may also delay payment until the age of 70 1/2 if the total account balance exceeds $1,000. In addition, a participant has the option of choosing to take the total distribution as an annuity subject to Plan terms or, at retirement, to elect a rollover of his or her FSSP Retirement Account to other Company pension plans. Certain partial distributions after termination of employment and before age 70 1/2 are permitted by the Plan. Participants may rollover account balances to individual retirement accounts or another employer’s qualified retirement plan to postpone federal and most state income taxes. Participants with frozen account balances under a previous savings plan may be eligible to elect special distribution options under the previous plan.
Distributions from the Huntington Ingalls Industries Stock Fund ("HII Stock Fund") may be paid in cash, stock, or a combination of both, depending on the participant’s election.
A participant’s benefit under other Company pension plans is determined by the amount of deposits to the participant’s FSSP Retirement Account. To achieve the maximum retirement benefit under such retirement plans, the Plan provides that employees must, on an annual basis, deposit the lesser of: (i) 4% of their annual compensation, (ii) the 401(k) deferral limit as defined by the Code, (iii) 4% of the pay cap limit as defined by the Code or (iv) such lesser maximum amount as may result from the application of the nondiscrimination tests.
Withdrawals — A participant may withdraw all or a portion of his or her vested Company matching contributions (plus earnings) and all or a portion of his or her FSSP Savings Account deposits, net of any loan balances outstanding, for any reason after reaching age 59 1/2, or prior to reaching age 59 1/2 in the case of hardship (as described in the Plan document), and such withdrawals are subject to tax withholdings as appropriate.

2.	SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").
Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit, U.S. and foreign government and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term, and those changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value as determined by the Trustee pursuant to the DC Master Trust Agreement as directed and overseen by the Investment Committee. The Plan’s investments, including the underlying investments in the DC Master Trust, are valued as follows:
Investments in common stock are valued at the last reported sales price of the stock on the last business day of the Plan year. The shares of registered investment company funds are valued at quoted market prices that represent the net asset values of shares held by the Plan at year end. Investments in units of the stable value collective trusts are valued at the respective net asset values as reported by such underlying trusts. Investments in fixed income funds are valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing values on yields currently available on comparable securities of issuers with similar credit ratings. Investments in collective trust funds are valued based on the redemption price of units owned by the Plan, which is based on the current fair value of the funds’ underlying assets. Fair values for securities are based on information in financial publications of general circulation, statistical and valuation services, records of security exchanges, appraisals by qualified persons, transactions and bona fide offers in assets of the type in question and other information customarily used in the valuation of assets, or if market values are not available, at their fair values as provided to the Trustee by the party with authority to trade in such securities (investment managers, Investment Committee, or in the case of participant-directed brokerage accounts, the participant's broker, as applicable).
Synthetic guaranteed investment contracts (“SICs”) held by the Plan through the Stable Value Fund of the DC Master Trust are recorded at fair value. The SICs are considered to be fully benefit-responsive and therefore their carrying values are adjusted from fair market value to contract value in the statements of net assets available for benefits. The SICs contract value is equal to principal balance plus accrued interest plus deposits and less withdrawals.
All securities and money market funds are quoted in the local currency and then converted into U.S. dollars using the appropriate exchange rate obtained by the Trustee, if necessary. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Broker commissions, transfer taxes, and other charges and expenses incurred in connection with the purchase, sale, or other disposition of securities or other investments are added to the cost of such securities or other investments, or deducted from the proceeds of the sale or other disposition thereof, as appropriate. Taxes, if any, on the assets of the funds, or on any gain or loss resulting from the sale or other disposition of such assets, or on the earnings of the funds, are apportioned among the participants whose interests in the Plan are affected.
The DC Master Trust allocates investment income, realized gains and losses, and unrealized appreciation and depreciation on the underlying securities to the participating plans daily based upon the fair value of each plan’s investment. The unrealized appreciation or depreciation amount is the aggregate difference between the current fair value and the cost of investments. The realized gain or loss on investments is the difference between the proceeds received and the average cost of the investments sold.
Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.
Expenses — Administrative expenses of the Plan are paid by either the Plan, the DC Master Trust, or the Plan’s sponsor as provided in the Plan document.
Payment of Benefits — Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, were approximately $511,000 and $1,579,000 at December 31, 2013 and 2012, respectively.
Transfers — Participants may elect to transfer their vested Plan account balances to certain Company pension plans or elect a lump-sum payment or annuity as permitted by the Plan. The total amount transferred from the Plan to other Company pension plans was approximately $3,456,000 for the year ended December 31, 2013.

3.	INVESTMENTS
The Plan’s investments consist of a proportionate interest in certain investments held by the DC Master Trust. Those investments are stated at fair values determined and reported by the Trustee, in accordance with the DC Master Trust Agreement.
Proportionate interests of each participating plan are determined based on the standard trust method of plan accounting for master trust arrangements. Plan assets represented 15% of total net assets as reported by the Trustee of the DC Master Trust as of December 31, 2013 and 2012.
The net assets of the DC Master Trust as of December 31, 2013 and 2012, were as follows ($ in thousands):

	2013	2012
Assets:
Collective trust funds	$2,501,767	$2,220,107
Schwab Personal Choice Retirement Account	151,372	127,995
Synthetic guaranteed investment contracts	247	335
Total investments	2,653,386	2,348,437

Pending receivable	378	—
Total assets	2,653,764	2,348,437

Liabilities:
Pending purchases payable	—	143
Accrued expenses	1,424	674

Total liabilities	1,424	817

Net assets of the DC Master Trust — reflecting all investments at fair value	2,652,340	2,347,620

Adjustment from fair value to contract value for fully benefit-responsive stable value fund	(17,927)	(40,115)

Net assets of the DC Master Trust	$2,634,413	$2,307,505

Investment income for the DC Master Trust for the year ended December 31, 2013, was as follows ($ in thousands):

Investment income:
Net appreciation in fair value of investments:
Collective trust funds	$315,821
Schwab Personal Choice Retirement Account	18,647

Net appreciation	334,468

Dividends	2,677
Interest	15,074
Administrative and investment expenses	(4,751)

Total investment income	$347,468

4.	FAIR VALUE MEASUREMENTS

Accounting Standards Codification 820, Fair Value Measurement, clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements.
The valuation techniques utilized are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect internal market assumptions. These two types of inputs create the following fair value hierarchy:
Level 1 — Quoted prices for identical instruments in active markets. Level 1 investments of the DC Master Trust primarily include common stock, registered investment company funds, and money market funds based on pricing, frequency of trading and other market considerations.
Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable. Level 2 investments of the DC Master Trust and the Plan primarily include collective trust funds based on the use of net asset valuations derived by investment managers, domestic equity securities based on model-derived valuations, common stock valued at their quoted market prices, and fixed income securities based on model-derived valuations calculated by the fund managers. The use of net asset value as fair value for the stable value fund is deemed appropriate as the underlying funds and contracts do not have finite lives, unfunded commitments relating to these types of investments, or significant restrictions on redemptions.
Level 3 — Significant inputs to the valuation model are unobservable. Level 3 investments of the DC Master Trust include SICs, which are based on a discounted cash flow over the duration of the contracts.

Transfers Between Levels - The Plan's policy is to recognize transfers in and transfers out as the actual date of the event or change in circumstances that caused the transfer. There were no transfers of investments between levels during the year ended December 31, 2013.
The following tables set forth by level the fair value hierarchy of the investments held by the DC Master Trust and the Plan as of December 31, 2013 and 2012 ($ in thousands):

	December 31, 2013
	Level 1	Level 2	Level 3	Total
DC Master Trust
Equities:
Collective trust funds:
Domestic equities	$—	$594,723	$—	$594,723
HII Stock Fund	—	103,021	—	103,021
International	—	171,686	—	171,686
Blended	—	533,256	—	533,256
Retirement path funds	—	313,747	—	313,747

Total equities	—	1,716,433	—	1,716,433

Fixed income:
Collective trust funds	—	104,923	—	104,923

Total fixed income	—	104,923	—	104,923

Stable Value Fund:
Collective trust funds:
Fixed income	—	662,949	—	662,949
Money market	—	17,462	—	17,462
Synthetic guaranteed investment contracts	—	—	247	247

Total Stable Value Fund	—	680,411	247	680,658

Schwab Personal Choice Retirement Account:
Fixed income	—	160	—	160
Money market funds	27,069	—	—	27,069
Registered investment company	64,791	—	—	64,791
Common stock	48,148	—	—	48,148
Other	11,135	69	—	11,204

Total Schwab Personal Choice Retirement Account	151,143	229	—	151,372

Total DC Master Trust	$151,143	$2,501,996	$247	$2,653,386

Other Plan Investments
Collective trust:
Short-term investment fund	$—	$418	$—	$418

Total Other Plan Investments	$—	$418	$—	$418

	December 31, 2012
	Level 1	Level 2	Level 3	Total
DC Master Trust
Equities:
Collective trust funds:
Domestic equities	$—	$411,788	$—	$411,788
HII Stock Fund	—	35,592	—	35,592
International	—	191,653	—	191,653
Blended	—	473,912	—	473,912
Retirement path funds	—	225,415	—	225,415

Total equities	—	1,338,360	—	1,338,360

Fixed income:
Collective trust funds	—	158,799	—	158,799

Total fixed income	—	158,799	—	158,799

Stable Value Fund:
Collective trust funds:
Fixed income	—	690,003	—	690,003
Money market	—	32,945	—	32,945
Synthetic guaranteed investment contracts	—	—	335	335

Total Stable Value Fund	—	722,948	335	723,283

Schwab Personal Choice Retirement Account:
Fixed income	—	168	—	168
Money market funds	26,158	—	—	26,158
Registered investment company	54,749	—	—	54,749
Common stock	37,182	—	—	37,182
Other	9,667	71	—	9,738

Total Schwab Personal Choice Retirement Account	127,756	239	—	127,995

Total DC Master Trust	$127,756	$2,220,346	$335	$2,348,437

Other Plan Investments
Collective trust:
Short-term investment fund	$—	$1,262	$—	$1,262

Total Other Plan Investments	$—	$1,262	$—	$1,262

The following table sets forth a summary of changes in the fair value of the DC Master Trust’s Level 3 assets for the year ended December 31, 2013 ($ in thousands):

Significant Unobservable Inputs
(Level 3)
Year Ended December 31, 2013
Balance, beginning of year	$335
Unrealized losses	(88)

Balance, end of year	$247

The following table sets forth the valuation techniques used to measure the fair value of the DC Master Trust's Level 3 financial instruments and the significant unobservable inputs and the ranges of values for those inputs for the year ended December 31, 2013 ($ in thousands):

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values
Synthetic guaranteed investment contracts	$247	Discounted cash flow	Swap yield rates	.4920% - 1.3480%
			Duration	2-4 years
			Swap yield adjustments	.2761% - .7979%

5.	INTEREST IN STABLE VALUE FUND
The DC Master Trust includes amounts in the Stable Value Fund, which was established for the investment of the assets of certain savings plans sponsored by the Company. Each participating savings plan has an undivided interest in the Stable Value Fund. At December 31, 2013 and 2012, the Plan’s interest in the net assets of the Stable Value Fund was approximately 10% and 11% of the total fund value, respectively. Investment income and administrative expenses relating to the Stable Value Fund are allocated among the participating plans on a daily basis. Investments held in the Stable Value Fund as of December 31, 2013 and 2012 are as follows ($ in thousands):

	2013	2012
Collective trust funds (at contract value)	$645,269	$650,223
Money market fund	17,462	32,945

Total	$662,731	$683,168

The Stable Value Fund holds wrapper contracts in order to manage the market risk and return of certain securities held by the Stable Value Fund. The wrapper contracts generally modify the investment characteristics of certain underlying securities such that they perform in a manner similar to guaranteed investment contracts. Each wrapper contract and the related underlying assets comprise the SICs, which are recorded at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals and contract administrative expenses.
The fair value of the underlying assets related to the SICs was approximately $680,411,000 and $722,948,000 as of December 31, 2013 and 2012, respectively, and the fair value of the wrapper contracts was approximately $247,000 and $335,000 at December 31, 2013 and 2012, respectively. The weighted-average yield for all investment contracts was 1.4% at December 31, 2013. Average duration for all investment contracts was 3.2 years at December 31, 2013. The weighted-average crediting interest rate for all investment contracts was 2.1% at December 31, 2013. Crediting interest rates are reset on a monthly basis and guaranteed by the wrapper contracts to be not less than zero. Resets are determined based upon the market-to-book ratio, along with the yield and duration of the underlying investments.
In certain circumstances, the amounts withdrawn from a wrapper contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, a withdrawal from a wrapper contract in order to switch to a different investment provider, or adoption of a successor plan (in the event of the spin-off or sale of a division) that does not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. Plan management believes that the events described above that could result in the payment of benefits at fair value rather than contract value are not probable of occurring in the foreseeable future.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Party-in-interest transactions through the DC Master Trust include the purchase and sale of investments managed by affiliates of the Plan’s Trustee, transactions involving HII common stock, and payments made to the Company for certain Plan administrative costs. The HII Stock Fund within the DC Master Trust held 1,130,382 and 818,918 shares of common stock of the Company with a fair value of approximately $101,746,000 and $35,492,000 at December 31, 2013 and 2012, respectively. The HII Stock Fund within the DC Master Trust also held cash and cash equivalents with a fair value of approximately $1,275,000 and $100,000 at December 31,2013 and 2012, respectively. The Plan’s interest in the net assets of the HII Stock Fund was approximately 5.5% and 2.5% at December 31, 2013 and 2012, respectively. During 2013, the HII Stock Fund earned approximately $497,000 in dividends from its investment in HII common stock.
The Plan had transactions with the Trustee’s collective trust funds and short-term investment fund, a liquidity pooled fund in which participation commences and terminates on a daily basis. The DC Master Trust utilized various investment managers to manage its net assets. These net assets may also be invested into funds managed by such investment managers. All of these transactions qualify as party-in-interest transactions.

7.	PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA and applicable collective bargaining agreements. In the event of the Plan’s termination, the interests of all participants in their accounts would become 100% vested.

8.	FEDERAL INCOME TAX STATUS
The Plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the Code. A Form 5300 Application for Determination for Employee Benefit Plans was filed with the Internal Revenue Service ("IRS") in January 2013 to request a favorable determination letter for the Plan.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2013, there were no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following table reconciles net assets available for benefits per the financial statements to Form 5500 as of December 31, 2013 and 2012 ($ in thousands):

	2013	2012
Net assets available for benefits, per the financial statements	$410,617	$377,454
Adjustments from contract value to fair value	1,828	—
Less amounts allocated to withdrawing participants	(511)	(1,579)

Net assets available for benefits per Form 5500	$411,934	$375,875

The following table reconciles Plan interest in the Huntington Ingalls Industries, Inc. Defined Contribution Plans Master Trust investment income per the financial statements to net investment gain from master trust investment accounts per Form 5500 for the year ended December 31, 2013 ($ in thousands):

Plan interest in the Huntington Ingalls Industries, Inc. Defined Contribution Plans Master Trust, per the financial statements	$52,051
Add adjustment from contract value to fair value at December 31, 2013	1,828

Net investment gain from master trust investment accounts, per Form 5500	$53,879
The following table reconciles benefits paid to participants per the financial statements to Form 5500 for the year ended December 31, 2013 ($ in thousands):

Benefits paid to participants per the financial statements	$33,420
Add amounts allocated to withdrawing participants at December 31, 2013	511
Less amounts allocated to withdrawing participants at December 31, 2012	(1,579)

Benefits paid to participants per Form 5500	$32,352

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2013, but not yet paid as of that date.

******

HUNTINGTON INGALLS INDUSTRIES FINANCIAL SECURITY AND SAVINGS PROGRAM
Employer ID No: 90-0607005
Plan No: 310

FORM 5500, SCHEDULE H, PART IV, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013
($ in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
*	Plan Participants	Participant loans maturing 2014 to 2027 with interest rates ranging from 4.09% to 9.25%	**	$21,472

*	State Street Bank and Trust Company	Short-term Investment Fund	$418	418

	Total			$21,890

*	Party-in-interest
**	Cost information is not required for participant-directed investments and loans, and therefore is not included.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Huntington Ingalls Industries Financial Security and Savings Program

Date: June 6, 2014	By:	/s/ Douglass L. Fontaine II
Douglass L. Fontaine II
Corporate Vice President, Controller and Chief Accounting Officer

EXHIBIT INDEX

23.1	Consent of Deloitte & Touche LLP.